UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **November 2, 2005**

REGAL-BELOIT CORPORATION
(Exact name of registrant as specified in its charter)

Wisconsin	**1-7283**	**39-0875718**
(State of other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 State Street, Beloit, Wisconsin 53511
(Address of principal executive office)

(608) 364-8800
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Precommencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Precommencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On November 2, 2005, the Board of Directors of REGAL-BELOIT CORPORATION (the "Company") approved the appointment of Jeffery P. Swoyer, Vice President of Human Resources, as a Vice President of the Company. Mr. Swoyer, age 52, joined the Company August 15, 2005. Prior to Joining the Company, Mr. Swoyer was Vice President of Human Resources for Alcoa Flexible Packaging, a business unit of Alcoa, Inc., from October 2002 to August 2005. In that position, Mr. Swoyer had responsibility for worldwide human resource functions and marketing communications for the Flexible Packaging business. From September 2001 to October 2002, Mr. Swoyer led the Alcoa Business System and Organizations Development organization where he was responsible for the deployment of Alcoa Business Systems (Lean Manufacturing and Continuous Improvement). From January 1999 to September 1999, Mr. Swoyer was Vice President of Human Resources for Alcoa Extruded Construction Products where he had responsibility for the business unit human resources functions.

Mr. Swoyer replaces Fritz Hollenbach as an officer of the Company. Mr. Hollenbach remains with the Company as Vice President of Human Resources Administration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REGAL-BELOIT CORPORATION

Date: November 4, 2005

By: /s/ David A. Barta

Vice President, Chief Financial Officer